umicore

[redacted]

09047310

SEC Mail Processing
Section

NOV - 9 2009

Washington, DC
110

SUPPL

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, October 29, 2009

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The press release "Trading Update Q3 2009", dated October 28, 2009.

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corporate Dpt.

G. Nolens
Senior Vice-President Legal Affairs

Encl.

11/18

Umicore
Naamloze vennootschap - Société Anonyme
Legal Department
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 73 42
Fax +32 2 227 79 13
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

Press Release
Regulated information
28 October 2009 - 07:30 CET
CP-2009-28-R

umicore

TRADING UPDATE Q3 2009

Highlights

Business performance in the 3rd quarter improved, reflecting a combination of better than expected sales developments in most segments and the effect of cost reductions. The seasonal slow-down was less pronounced than in prior years. Although revenues were down 20 % year-on-year, they were only 4 % below the second quarter. The de-stocking that impacted the first half so negatively has run its course in many businesses and there are signs of a slow recovery in several end-user industries.

- **Advanced Materials** revenues were down 24 % year-on-year (-5 % vs Q2) while the demand for rechargeable battery materials showed the first signs of improvement.

- **Precious Metals Products and Catalysts** revenues were down 17 % year-on-year (-1 % vs Q2) with sales trend improving in a number of key end markets.

- **Precious Metals Services** revenues were down 30 % year-on-year (-3 % vs Q2), showing greater than expected resilience in a weaker supply environment.

- **Zinc Specialties** revenues were down 10 % year-on-year (-9 % vs Q2) as a result of lower sales in Zinc Chemicals.

Operational cashflow remained strong and net debt is at about the same level as at the end of June.

Outlook

Based on the third quarter performance and current market conditions, Umicore expects full year recurring EBIT to be in the order of € 130 million.

The variance to the previous guidance reflects improving demand in several segments and continued strong performance in Precious Metals Services.

A number of development projects are reaching pilot or industrial stage and the related costs will therefore be capitalized in the second half of this year, in line with IFRS. This should add some € 10 million to the above-mentioned recurring EBIT guidance. The developments relate to recycling processes, automotive catalysts and rechargeable battery materials, mainly.

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

ADVANCED MATERIALS

Overview

Advanced Materials revenues were down 24 % year-on-year (-5 % vs Q2) while the demand for rechargeable battery materials showed first signs of improvement.

Cobalt & Specialty Materials

Sales of cathode materials for lithium ion rechargeable batteries were up on the levels of the first half but were below the levels of the previous year. Sales of NMC cathode materials increased significantly driven by substitution of lithium cobaltite and increased demand for use of these materials in new applications.

Sales volumes of cobalt fine powders for tooling applications increased somewhat compared to very weak levels seen earlier in the year. Volumes, however, remain some 35 % below the levels of the previous year. De-stocking is on-going at most customers in Europe, the USA and Korea.

Ceramics and Chemicals continued to post a resilient performance with volumes holding steady and premiums in line with previous quarters. Sales of cobalt oxides and nickel-based chemicals showed a steady improvement in most markets while cobalt carboxylates and catalysts were somewhat lower than the relatively high levels seen earlier in the year.

Although some improvement was seen in the refining operations due to a good performance by Umicore's Chinese associate and a slight upward move in the cobalt price, the throughput remains well below prior year levels.

Electro-Optic Materials

Sales of germanium substrates were stable compared both to prior year levels and sequentially.. Continued growth was recorded in substrate deliveries for LEDs. The new facility in Quapaw, USA, is scheduled to start qualifying with customers in the first part of 2010. Sales of germanium materials for infrared optical applications remained strong.

Thin Film Products

Sales of materials for use in electronics applications improved compared to previous quarters. The trend is expected to continue, but still below the level of the prior year. Sales of materials for optical applications have so far remained stable through the year.

In large area coatings, deliveries of ITO materials including rotary targets for glass coating and thin-film photovoltaics continued to grow.

Element Six Abrasives

Sales volumes for oil and gas applications improved. De-stocking in the construction and automotive sectors seems to have run its course and a pick up in orders was observed in the third quarter. Sales of cemented carbide products continued to do well.

The restructuring programme continued and good progress has been made in the negotiations concerning the future of the Shannon plant.

PRECIOUS METALS PRODUCTS & CATALYSTS

Overview

Precious Metals Products and Catalysts revenues were down 17 % year-on-year (-1 % vs Q2) with sales trend improving in a number of key end markets.

Automotive Catalysts

Global light duty vehicle production improved significantly in the quarter, primarily driven by government incentives. As the mix of vehicles produced has shifted towards smaller vehicles, the effect on the automotive catalyst market has been negligible, however. The impact of de-stocking seems to gradually disappear although some regional differences are still observed.

In Europe, light duty vehicle production improved from previous quarters but is still some 14 % down year-on-year. The impact of the various scrapping schemes was a significant driver to this improvement. The resulting purchase of smaller, mainly gasoline-powered cars resulted in a decrease in the market share of diesel-powered vehicles.

North America showed the most notable improvement, albeit from a particularly weak first half. Overall production figures were still some 20 % down year-on-year, however. The government and dealer incentive schemes in the US appear to have absorbed the excess inventory built up in the previous years.

In Asia, production of light duty vehicles was up year-on-year, mainly as a result of government incentives. In China the production rate was up some 66 %, and in Korea up by more than 20 %. Umicore benefited from its strong position in these markets.

Catalyst Technologies

Revenues of Precious Metals Chemistry increased compared to previous quarters and were at similar levels to prior year. Steady business in life science applications and pharmaceuticals offset continued subdued activity levels in the chemical catalyst industry. Sales of precursors for automotive catalysts started to improve towards the end of the quarter.

In Fuel Cells revenue levels continued to grow, while public funding increased further.

Platinum Engineered Materials

The activity levels at high purity glass manufacturers continue to recover for LCD screen applications. Inventories in the supply chain have been cleared, which should benefit sales starting in the next quarter. Sales of equipment for the production of optical, technical and fibre glass remained subdued.

In the area of performance catalysts, sales levels remained low. The main market is the fertiliser industry, which continues to suffer from low demand and high inventories built up in the previous year.

Technical Materials

The de-stocking observed in the previous periods for contact materials seems to have run its course. Demand for industrial automation applications is recovering, but remains at a lower level than in 2008. Sales of products for power generation and distribution applications continued to grow.

For brazing alloys the improvement was less pronounced. Although better sales volumes were recorded for products used in air-conditioning and automotive applications, the tooling market continues to be impacted by weaker demand and customer de-stocking.

Jewellery & Electroplating

Jewellery and Industrial Metals revenues were similar to the levels of the first half of the year. While the gold recycling activity was steady, the demand for silver in industrial applications continued to be impacted by the economic downturn. The jewellery demand continued to weaken in Europe and North America, while there were some signs of improvement in Asia.

In the electroplating business, there was an improvement in demand for industrial applications such as automotive and electronics. Sales of products for decorative applications remained subdued, with the exception of rhodium electroplating solutions, which were helped by the lower rhodium price.

The new plant in Foshan, Guangzhou, China, was opened in September. It offers customised products and services for the jewellery industry and other advanced industries, including refining and recycling services, casting alloys and electrolytes.

PRECIOUS METALS SERVICES

Overview

Precious Metals Services revenues were down 30 % down year-on-year (-and 3 % vs Q2), showing greater than expected resilience in a weaker supply environment.

Precious Metals Refining

Supply of industrial by-products remained largely unchanged in the third quarter, with additional spot volumes making up for lower received metal prices. The non-ferrous refining industry is gradually re-starting or increasing production, which should benefit the recycling activity at some point in the future.

Electronic scrap arrivals were at a high level, helped by high gold prices and the impact of legislative framework in Europe. Arrivals of industrial catalysts, in contrast, were low, in line with reduced industrial activity levels. Availability of spent automotive catalysts remained low as well.

Revenues generated by by-products such as sulphuric acid remained low.

Precious Metals Management

Physical sales of most metals were in line with the first half of the year. An exception was the strong sales of palladium to the car catalyst sector in China.

Sales of gold bars to investors remained at high levels although demand slowed somewhat after the gold price broke through the level of 1,000 USD/tr.oz.

umicore

ZINC SPECIALTIES

Overview

Zinc Specialties revenues were down 10 % year-on-year (-9 % vs Q2) as a result of lower sales in Zinc Chemicals.

Zinc Chemicals

Sales of fine zinc powders were slightly lower than in previous quarters and remained well below prior year levels, particularly for paint-grade products. The de-stocking effect in many end-user industries - notably shipping and sea containers - has yet to be completed. Sales of catalysts for chemical applications and products for electrolysis showed no signs of recovery.

Zinc oxide sales showed no improvement in the third quarter with demand levels at key end-users such as tyre producers, paint producers and ceramics manufacturers remaining weak. In materials for primary batteries sales to the Asian market were up while overall sales remained somewhat lower than in the previous year.

The zinc recycling operations continued to perform well. Against a backdrop of scarcity of secondary materials, Umicore managed to expand its supply base and continued to benefit from margins that were secured in previous periods.

Building Products

Sales were in line with the levels of the previous year. The impact of the seasonal slowdown that usually affects the business in the third quarter was not as pronounced as had been expected. Revenues in Germany, Eastern and Northern Europe remained well below prior year levels. The business continues to perform better than the general construction sector due to its exposure to renovation and infrastructure projects. Sales of high value added pre-weathered products continued to grow well and now make up close to 50 % of all revenues. Sales in new markets also grew further. Average product premiums were stable due to the growth of pre-weathered product sales.

GROUP ITEMS

Restructuring measures

The restructuring measures announced in previous periods have started to have their intended impact on the earnings of the Group. Since the announcement of the half year results in August, an agreement has been reached to sell the brazing materials site in Yangzhong, China, and a restructuring at the Hanau site has been announced which will affect both business units and site services.

At the end of September, the headcount in fully consolidated companies stood at 9,468 people. This represents a reduction of 700 people in the past 12 months.

Capitalisation of development costs

A number of development projects are reaching pilot or industrial stage and the related costs will therefore be capitalized in the second half of this year and amortized in future periods, in line with IFRS. This should add some € 10 million to the EBIT of the second half of 2009. This figure which represents some 12 % of current R&D efforts is indicative for future periods. The developments relate to recycling processes, automotive catalysts and rechargeable battery materials, mainly.

Financial debt

Operational cash flows remained strong and Umicore's net financial debt was approximately at the same level as at the end of June.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

umicore

For more information

Director of Group Communications

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Investor relations

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media relations

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Financial calendar

11 February 2010 Publication of full year results

28 April 2010 AGM and Q1 trading update

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50 % of its revenues and spends approximately 80 % of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 9.2 billion (€ 2.1 billion excluding metal) in 2008 and currently employs some 14,000 people.

A conference call and audio webcast will take place today at 14:00 CET.
Please visit: http://www.investorrelations.umicore.com/en/financialCalendar/confCall20091028.htm